Exhibit 99.1

FOR IMMEDIATE RELEASE

Date: June 21, 2016

Contact:	Kevin McPhaill, President, CEO Mike Olague, EVP Chief Banking Officer (559) 782-4900 or (888) 454-BANK	Contact:	Anita Robinson, President, CEO (805) 547-6135 arobinson@coastnationalbank.com

NASDAQ		OTC
Symbol:	BSRR	Symbol:	CTBP
Website:	www.sierrabancorp.com www.bankofthesierra.com	Website:	www.coastnationalbank.com

Sierra Bancorp and Coast Bancorp Announce Shareholder Approval of
Merger and Redemption of Rights Under Tax Benefits Preservation Plan

Sierra Bancorp (NASDAQ: BSRR), the holding company of Bank of the Sierra, and Coast Bancorp (OTC: CTBP), the holding company of Coast National Bank, today announced that on June 20, 2016, at a special meeting, the shareholders of Coast Bancorp approved the Agreement and Plan of Reorganization and Merger, dated as of January 4, 2016 (the “Merger Agreement”), by and between Sierra Bancorp and Coast Bancorp, pursuant to which Coast Bancorp will be merged with and into Sierra Bancorp, and immediately thereafter Coast National Bank will be merged with and into Bank of the Sierra. All required regulatory approvals have also been received and the transaction is expected to close on or about July 8, 2016, pending satisfaction of other customary closing conditions.

Sierra Bancorp also announced that Anita Robinson, President and Chief Executive Officer of Coast Bancorp and Coast National Bank, will become part of the Bank of the Sierra team as the Market President of the San Luis Obispo area upon completion of the acquisition.

Coast Bancorp further announced that, as required by the Merger Agreement, the rights issued under its Tax Benefits Preservation Plan issued to Coast Bancorp shareholders were redeemed effective June 20, 2016. The termination of the plan and the redemption of the related rights is a closing condition to the Merger. Coast Bancorp shareholders will receive formal notice of redemption shortly, including payment of the required redemption price.

About Coast Bancorp and Coast National Bank

Coast Bancorp is the holding company for Coast National Bank, which serves the communities of San Luis Obispo, Arroyo Grande, Paso Robles and Atascadero, California and had $144 million in assets as of March 31, 2016. Established in 1997, Coast National Bank is a local community bank serving the needs of consumers and businesses through three branch locations and one loan production office throughout San Luis Obispo County.

About Sierra Bancorp & Bank of the Sierra

Sierra Bancorp (NASDAQ: BSRR) is a publicly-traded company with approximately $1.8 billion in assets. Headquartered in Porterville, California, the company operates primarily through Bank of the Sierra (the Bank). The Bank is a multi-community financial institution that offers a full range of retail and commercial banking services, primarily in the central and southern sections of the San Joaquin Valley. The Bank specializes in agricultural lending and works with many of the businesses in that region. Since opening for business in January 1978, the Bank has grown to be the largest independent bank headquartered in the South San Joaquin Valley. More information about Sierra Bancorp and Bank of the Sierra can be found at the following websites:

www.sierrabancorp.com

www.bankofthesierra.com.

Forward-Looking Statements

Statements made in this release, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this release and are based on current expectations and involve a number of assumptions. These include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues that may be realized from the merger as well as other statements of expectations regarding the merger and any other statements regarding future results or expectations. Each of Sierra Bancorp and Coast Bancorp intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of these safe harbor provisions. The companies’ respective abilities to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material effect on the operations and future prospects of each of Sierra Bancorp and Coast Bancorp and the resulting company, include but are not limited to: the businesses of Sierra Bancorp and/or Coast Bancorp may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; revenues following the merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the merger; the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies’ respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and other risk factors detailed in the SEC filings of Sierra Bancorp, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Sierra Bancorp’s most recent Form 10-K and Form 10-Q. Sierra Bancorp and Coast Bancorp undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information about the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Sierra Bancorp filed with the Securities and Exchange Commission a registration statement on Form S-4 containing, among other things, a proxy statement/prospectus and other documents with respect to the proposed Merger. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS PROVIDED BY SIERRA BANCORP AND COAST BANCORP BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the proxy statement/prospectus and other relevant documents prepared by Sierra Bancorp and Coast Bancorp free of charge by contacting Sierra Bancorp or Coast Bancorp.